NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW

301 Hillsborough Street, Suite 1400
Raleigh, NC 27603
T: 919.329.3800 F: 919.329.3799
nelsonmullins.com

May 2, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	Synergy CHC Corp.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Synergy CHC Corp. (the “Company”) we hereby confidentially submit, pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1, together with the exhibits thereto (except for exhibits that will be filed by amendment) (the “Registration Statement”) relating to the Company’s proposed offering of common stock, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company will publicly file its Registration Statement and non-public draft submissions at least 2 business days prior to the requested effective time and date of the Registration Statement.

Please do not hesitate to contact me at (919) 329-3804 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David Mannheim
David Mannheim

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